DCB Financial Corp

September 25, 2012

VIA EDGAR

Ms. Kathryn McHale, Senior Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	DCB Financial Corp
File No. 333-182739

Dear Ms. McHale:

In response to your oral comments provided to our legal counsel on September 7, 2012, pertaining to the Registration Statement on From S-1 filed July 18, 2012, we are filing amendment number 4 to DCBF’s Form S-1. This amendment contains the changes to Exhibit 5.1 that you requested. There are also changes in this document to reflect that one of the standby investors has decreased its commitment amount, three standby investors were required to enter into passivity agreements with the Federal Reserve and DCBF has increased the amount of rights and common stock to be offered in the rights offering.

We appreciate your prompt attention to our filing. Please contact me or our legal counsel, Kimberly Schaefer, at 513-723-4068 if you have any questions.

Sincerely,

/s/ Ronald J. Seiffert

Ronald J. Seiffert

President and Chief Executive Officer